NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS APRIL 8, 2026 TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of VersaBank (the “Bank”) will be held at the VersaBank Innovation Centre of Excellence, 1979 Otter Place, London, Ontario on Wednesday, April 8, 2026, at 10:30 a.m. (ET) for the following purposes: 1. to receive the financial statements for the fiscal year ended October 31, 2025, and the report of the auditors thereon; 2. to re-appoint Ernst & Young LLP, as auditors of the Bank for the ensuing year and to authorize the directors of the Bank to fix their remuneration; 3. to elect directors for the ensuing year; 4. to consider, and if deemed advisable, to approve a special resolution confirming an amendment to section 6.2 of By-law No. 1 of the Bank, which allows the roles and responsibilities of the Chief Executive Officer and President to be held by different individuals (the “Administrative By-Law Amendment Resolution”). The full text of the Administrative By-Law Amendment Resolution is set forth in Schedule A to the accompanying Management Proxy Circular; and 5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof. Particulars of the matters above are set forth in the accompanying Management Proxy Circular. The Board of Directors of the Bank has fixed February 24, 2026, as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting. NOTICE FOR REGISTERED SHAREHOLDERS: You are encouraged to complete the form of proxy accompanying this Notice of Meeting and return it to Odyssey Trust Company in accordance with the instructions provided in the form of proxy, whether or not you plan to attend the Meeting. Failure to submit your form of proxy by 10:30 a.m. (ET) on April 6, 2025, may result in your shares not being voted at the Meeting. If you have received this Notice of Meeting and the Management Proxy Circular from your broker or another intermediary, we encourage you to complete and return the voting instruction form or form of proxy provided to you by your intermediary in accordance with the instructions provided with such form. Your vote is important! DATED at the City of London, in the Province of Ontario, this 9th day of March 2026. By order of the Board of Directors, Brent T. Hodge Senior Vice President and General Counsel